82-03430

TI MIN
RESOURCES INC.

PRESS RELEASE

SUPPL

The Government of Kenya Informs Tiomin of its Intention to Acquire the Land for the Construction of the Kwale Mineral Sands Project , Kenya

Toronto, Canada. November 10, 2006. Tiomin Resources Inc. ("Tiomin" or the "Company") (TSX: TIO) reports today that the Government of Kenya ("GoK") has issued public notices in the Kenya Gazette stating its intention to acquire the land of the seven farmers, controlling eight plots of land, in the area of the Kwale Special Mining Lease. The seven farmers are the only ones, out of a total of 378 farmers that are affected by the GoK land acquisition program, who are opposed to the compensation agreement.

In addition, under a separate notice, the Commissioner of Lands gave notice that a compensation hearing will be held on December 21, 2006. Tiomin has received a legal opinion stating that obtaining access to the land is not related to the compensation hearing. The Company understands that the GoK has the authority to give unrestricted access to the mining property before the hearing date.

Tiomin is encouraged by the GoK's decisive actions and continues to cooperate with the GoK to advance the project according to schedule.

For further information, please contact Tiomin at (416) 350-3776 Robert Jackson, President, ext. 230, or Laurie Gaborit, Investor Relations, ext. 222 (lgaborit@tiomin.com). Visit the Company's website at www.tiomin.com.